[RADIANT LOGISTICS, INC. LETTERHEAD]

February 26, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Cvrkel

Re:	Radiant Logistics, Inc.

Form 10-K for the year ended June 30, 2012

Filed September 26, 2012

File No. 001-35392

Dear Ms. Cvrkel:

We thank you for your comment letter dated February 5, 2013 (the “Comment Letter”) addressed to Radiant Logistics, Inc. (the “Company”). The following is in response to the Staff’s Comment Letter. The comment is included in bold below and is numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s response immediately follows the comment.

Note 18-Operating and Geographic Segment Information, page F-26

1.	We note your response to comment eight and the information cited to support that the company continues to operate in a single segment. However, it does not appear that you have fully addressed the comment. Although you indicate that the CODM focuses on adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”), and revenue growth compared to the prior year, it is not clear what information is made available to the CODM. Based on how an operating segment is defined, as cited in your response (including its appropriate GAAP literature), we are still unclear of the number of separate operating segments in which the CODM reviews their available discrete financial information. As previously requested, please provide us with financial information for each separate operating segment where this information has also been provided to your CODM. Specifically, please provide revenue and EBITDA (your segment performance measure) for each operating segment in each of the last two fiscal year periods and explain in detail why you believe your operating segments have similar economic characteristics through similar long-term financial performance, as provided in the guidance in ASC Topic 280-50-11. We may have further comment upon reviewing your response.

Response:

Operating segments:

We believe that we are one operating segment under the criteria set forth in FASB ASC 280-10-50-11. Our primary line of business is freight forwarding, and the acquisitions that we have made thus far have primarily expanded our footprint in existing markets. Furthermore, when we acquire new brands and locations, we eliminate their back office administrative functions and support the newly acquired business from our corporate headquarters.

In determining whether operating segments are required to be reported either separately or aggregated, we recognize the aggregation criteria outlined in FASB ASC 280-10-50-11, which states the following:

“Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a)	The nature of the products and services
b)	The nature of the production process
c)	The type or class of customer for their products and services
d)	The methods used to distribute their products or provide their services
e)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities”

Our brands and locations are similar in all of the areas outlined in FASB ASC 280-10-50-11.

a)	The nature of the products and services

All locations offer domestic and international freight forwarding services under the Airgroup, Adcom, DBA, and Radiant brands.

b)	The nature of the production process

As a non-asset based provider of third-party logistics services, we have no production process.

c)	The type or class of customer for their products and services

All brands and locations serve a diverse base of customers, and each customer has different freight forwarding needs. The freight forwarding service selected on behalf of the customer depends on the delivery speed required, and the shipment weight, size and type.

d)	The methods used to distribute their products or provide their services

All brands and locations arrange for transportation of our customers’ shipments with third-party carriers

e)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Freight forwarding is subject to numerous regulations by various Federal agencies including the following; U.S. Department of Transportation, U.S. Department of Homeland Security, U.S. Customs Service, Transportation Security Administration, Surface Transportation Board, and the Federal Maritime Commission. All of our brands and locations are subject to these same regulations.

Our CODM, who is the Chief Executive Officer, reviews the performance of the business at a very detailed level on a weekly basis, such detail is broken down by brand and location. Additionally, our CODM reviews the overall business' EBITDA performance as well as available borrowing capacity as evidenced by the quarterly bank compliance communication. In addition to the CODM’s responsibilities described in the previous response, the CODM also discusses results with the investment community focusing on consolidated adjusted EBITDA as a measurement of our performance.

Weekly Report Analysis:

On a weekly basis, our CODM reviews a report detailing the weekly posted shipments identifying revenues, gross margins, commission expense, and corporate profits (which represent Radiant management fees) by brand (i.e. Airgroup, Adcom, DBA and Radiant), further detailed by each of our approximately 100 locations (the “Weekly Report”). Additionally, this Weekly Report contains year to date brand and location totals as well as other comparative information including changes in week over week, month over month, and year over year by location and by brand.

Banking Covenants:

Our CODM also reviews the quarterly borrowing base certificate with Bank of America, N.A. and supplemental financial information (the “Financial Report”). These reports include relevant information such as bank covenants, Adjusted EBITDA and corresponding borrowing capacity on a consolidated basis, which our CODM pays close attention to.

Given all of the above, we believe that all of our locations and brands have similar economic characteristics and should be reported as a single operating segment. If we expand into operating segments that have different economic characteristics other than our freight forwarding business, we will disclose those segments separately if they rise to the quantitative thresholds within FASB ASC 280-10-50-12.

Supplemental Information:

We are furnishing, on a supplemental basis, an example of a Weekly Report and Financial Report in paper form under separate cover to Effie Simpson, pursuant to Regulation S-T, Rule 101(c)(2). We hereby request that the Staff return the information to us pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, when its review is complete.

We believe that we have adequately responded to the outstanding comments. Please call me directly at (425) 943-4541 with any questions or additional comments. Thank you.

Very truly yours,

RADIANT LOGISTICS, INC.

By:	/s/ Todd E. Macomber

Todd E. Macomber

Senior Vice President and Chief Financial Officer